Okalla Corp.

Suite 4303-9th Street SE
Calgary, Alberta, T2G 3C8
PHONE: 1-403-537-9940

July 16, 2007

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: **Foreign Private Issuer Exemption File No. 82-4221**

Please find enclosed 3 copies of our news release dated July 16, 2007.

Yours truly,

OKALLA CORP.

PER: Gregory Smith
CFO

cc. AOK-USSC File

Enclosures

// Okalla Corp.
4303 9th St. SE
Calgary, Alberta, T2G 3C8

FILE No.
82-4221

TSX VENTURE EXCHANGE: AOK
FSC/FOR IMMEDIATE RELEASE: July 16, 2007

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

OKALLA ENTERS INTO LETTER OF INTENT FOR AMALGAMATION

Calgary, Alberta: Okalla Corp. ("Okalla" or the "Corporation") is pleased to announce that it has entered into a letter of intent (the "Letter of Intent") dated June 25, 2007 with respect to a proposed amalgamation (the "Proposed Amalgamation") of Okalla and Racing Around Wholesale, Inc. ("Racing Around"), a North American distributor of licensed sports merchandise based in Nova Scotia. The resulting issuer following the Proposed Amalgamation is herein referred to as "Amalco".

Business

Racing Around is a privately held company incorporated under the laws of Nova Scotia which is engaged in the sale and distribution of quality licensed sports apparel and accessories with trademarked logos and images focusing on the sports of auto racing, hockey, football, basketball and baseball throughout the North American marketplace.

The company was established as a distribution store in 1992 and created an online store in 1999. It currently operates with 14 employees out of its 12,000 square foot facility in Nova Scotia which houses the combined sales office, administration, and product warehouse. Over the past 2 years, Racing Around has expanded from its primary focus on licensed NASCAR merchandise to those of the NHL, NFL, CFL, NBA and Major League Baseball. The expansion has seen the company's revenue jump from $1.4 million in 2005 to over $2.73 million in 2006, a 100% increase.

Racing Around, its officers and directors, and the Racing Around shareholders are at arm's length to Okalla. Similarly, the officers, directors and principal shareholders of Okalla are at arm's length to Racing Around. Racing Around has 2 registered shareholders, Messrs. Jack Ross and Dan Rossignol both of whom are Nova Scotia residents and current officers of Racing Around. Racing Around currently has issued and outstanding 100 common shares, 10,000 Class A preferred non-voting shares and 10,000 Class B preferred non-voting shares.

Financial Information

The following is a summary of the audited financial statements of Racing Around for the 8-month period ending February 28, 2006 and the year ending February 28, 2007.

Income Statement	**February 28, 2007**	**February 28, 2006**
Revenue	$ 2,733,945	$1,474,159
Net Income (loss)	$ 147,527	$ 439,766
Balance Sheet	**February 28, 2007**	**February 28, 2006**
Current Assets	$1,742,231	$901,103
Capital Assets, net	$ 125,073	$ 30,523
Current Liabilities	$1,278,061	$489,910
Long Term Liabilities	Nil	Nil
Retained Earnings	$ 264,793	$117,266
Share Capital	$ 1,950	$ 1,950

Directors and Officers

In conjunction with the completion of the Proposed Transaction, it is intended that Messrs. Jack Ross, a current officer of Racing Around, and two further nominees of Racing Around to be named, will join the Board as Directors. Greg Smith, Clyde Beattie and Evan Wasoff will remain on the Board. All other directors of Okalla, including Colin Holowaychuk, Jay Gibb and Ian McAskile, will resign on closing. Dan Rossignol, a current officer of Racing Around will become an officers of Amalco. Brief biographies for the current proposed nominees and officers are as follows:

Jack Ross (Fall River, Nova Scotia) – Proposed Director and CEO

Mr. Ross is an experienced and successful entrepreneur with over 20 years of experience in business development. He has extensive experience in the retail and product distribution industries. He is currently CEO of Racing Around, responsible for the strategic and daily operations, sales and marketing, and business development of the company.

Dan Rossignol (Upper Sackville, Nova Scotia) – Proposed Officer and Vice-President, Purchasing

Mr. Rossignol has over 14 years of experience in the licensed sports merchandising business and established relationships with a number of significant suppliers in the industry. He is currently Vice-President, Purchasing of Racing Around, responsible for the overall purchasing strategy of the company.

Greg Smith (Calgary, Alberta) – Existing Director and CFO

Mr. Smith is currently a Director and Chief Financial Officer of Okalla. Mr. Smith is also a self-employed Chartered Accountant, President of Oakridge Financial Management Inc. and Chief Financial Officer and Director of CDG Investments Inc. and Maglin Furniture Systems Ltd. and a Director of Armistice Resources Ltd.

Evan Wasoff (Golden, Colorado) – Existing Director

Mr. Wasoff is Certified Public Accountant and Chief Financial Officer of Falcon Oil & Gas Ltd. He is a partner in the Certified Public Accounting firm of Gordon Hughes & Banks, LLP in Golden, Colorado with 25 years of experience in financial reporting and accounting and particular expertise with US Securities and Exchange Commission filings. He is a consultant to Chartered Accounting firms in Calgary, Alberta and Vancouver, British Columbia, Canada.

Clyde Beattie (London, Ontario) – Existing Director

Mr. Beattie is currently the Chief Executive Officer and a Director of the Corporation. Mr. Beattie is also currently a Director and CEO of Yorkland Investments Corporation and Maglin Furniture Systems Ltd., is a past Director and Chairman of the Board of the Canadian Internet Registration Authority ("CIRA"), the registry for the .CA domain. He was the CEO and founder of Execulink Internet Services Corporation, a major regional Internet Service Provider in South Western Ontario.

Scott Reeves (Calgary, Alberta) – Existing Secretary

Scott Reeves is a partner at the Calgary-based corporate law firm of TingleMerrett LLP with a practice focused on securities, corporate finance and commercial transactions for emerging and growth companies and partnerships. He acts for a large number of TSX and TSX Venture Exchange-listed companies in a wide range of industries, including mining, oil and gas, real estate, technology, biotechnology and manufacturing. He also acts a director and/or corporate secretary for many public and private companies and is a member of the Alberta Advisory Board of the TSX Venture Exchange.

Terms and Conditions of the Proposed Transaction

Pursuant to the terms of the Proposed Amalgamation, (i) holders of common shares of Okalla ("Okalla Common Shares") will receive one (1) common share in the capital of Amalco (an "Amalco Share") for every 9.7 Okalla Common Shares held; (ii) holders of outstanding preferred shares of Okalla ("Okalla Preferred Shares") will receive one (1) Amalco Share for every 1.9 Okalla Preferred Shares, (iii) holders of common shares of Racing Around ("Racing Around Shares") will receive two hundred and forty (240,000) Amalco Shares for every one (1) Racing Around Share; (iv) holders of class A preferred shares of Racing Around (each, a "Racing Around Class A Preferred Share") will receive one hundred and thirty (130) common shares of Amalco for every one (1) Racing Around Class A Preferred Share; and (v) holders of class B preferred shares of Racing Around (each, a "Racing Around Class B Preferred Share") will receive seventy (70) common shares of Amalco for every one (1) Racing Around Class B Preferred Share.

The Proposed Transaction is an arm's length transaction as the directors and officers of Okalla have no ownership or other interest in Racing Around. As part of the regulatory approval process, Okalla anticipates convening an annual and special meeting of shareholders and mailing a management information circular as soon as practicable. The Okalla Shares will remain halted until such time as permission to resume trading has been obtained from the TSX Venture Exchange, in particular, the TSX Venture granting an exemption from Sponsorship, or in the event that the TSX Venture does not grant an exemption from the Sponsorship; Okalla retains a sponsor and submission of required documentation to the TSX Venture. Okalla is a reporting issuer in Alberta, Ontario and British Columbia.

A general policy of the TSX Venture Exchange requires that a sponsor be retained to prepare a sponsor report in compliance with TSX Venture Exchange Policy 2.2. Okalla intends to apply for an exemption from sponsorship requirements, however, there is no assurance that the Corporation will obtain this exemption.

All information contained in this news release with respect to Racing Around and Okalla was supplied by Racing Around, Okalla and Hudson & Co. (an independent auditing firm), respectively, for inclusion herein, and with respect to such information, Okalla and its board of directors and officers have relied on Racing Around and Hudson & Co.

Financing

The Proposed Transaction will be completed in conjunction with a proposed brokered equity offering by Amalco (the "**Offering**") immediately following the completion of the Proposed Transaction. Haywood Securities Inc. ("**Haywood**") has been appointed as an Agent for and on behalf of Okalla pursuant to the Offering to raise, on a commercially reasonable efforts basis, a minimum of CAD$500,000 and a maximum of CAD$700,000 from the sale of Units of Amalco (the "Units") at a price of $0.30 per Unit.

Each Unit will consist of one (1) Common Share (a "**Common Share**") and one-half (½) of one non-transferable Common Share Purchase Warrant (a "**Warrant**"), each whole Warrant entitling the holder thereof to purchase one (1) additional Common Share at a price of $0.40 for a period of 18 months from the date of issue.

Haywood will receive a cash commission equal to 7% of the gross proceeds received by Racing Around from the sale of the Units, in addition to a corporate finance fee of $12,500. The Agent will receive a non-transferable option (the "**Agent's Option**") to acquire that number of Units that is equal to 7% of the gross number of Units sold, at a price of $0.30 per Common Share for a period of 18 months from the date of closing.

Racing Around intends to utilize the net proceeds from the Offering to investigate opportunities complementary to Racing Around's current core business and for general operating and working capital purposes.

As indicated above, completion of the Proposed Amalgamation is subject to a number of conditions, including but not limited to TSX Venture Exchange acceptance and disinterested Okalla Shareholder approval. The transaction cannot close until the required Okalla Shareholder approval is obtained. There can be no assurance that the Proposed Amalgamation will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the management information circular or filing statement to be prepared in connection with the Proposed Amalgamation, any information released or received with respect to the Proposed Amalgamation may not be accurate or complete and should not be relied upon. Trading in the Okalla Shares should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

The Resulting Company

As a wholesale distributor representing sports merchandise licensees, Racing Around Wholesale, Inc. has rapidly expanded from a primary focus on distributing NASCAR merchandise in a regional market to distributing merchandise for a growing number of N. American major league sports franchises currently including the NFL, NHL, NBA, MLS and CFL and is well positioned to exploit the exploding demand, especially by Canadians, for licensed sports merchandise. The company has developed a growing network of retail channels, from mass market chain outlets to gas bars and convenience stores across Canada and in major USA markets.

This expansion saw the company's revenue jump by 85% in 2006 and it's on track for even faster growth in the current year. The company is confident that by merging with Okalla Corp. it can enhance its leading-edge supply chain management technologies and processes while it continues to expand its retail and supplier network and merchandise assortments.

There are currently 90,924,085 Okalla Shares issued and outstanding.

It is anticipated that, in connection with the completion of the Proposed Amalgamation, Amalco will grant stock options pursuant to its newly created Stock Option Plan to its directors, officers and employees, in such amounts and having an exercise price as complies with the policies of, or as is otherwise acceptable to, the TSX Venture Exchange. The existing Okalla stock options will be cancelled prior to completion of the Proposed Amalgamation.

It is anticipated that following completion of the Proposed Amalgamation, the resulting issuer would be classified as a Tier 1 Industrial Issuer on the TSX Venture Exchange.

The Okalla Shares have been halted from trading and will remain halted until the TSX Venture Exchange has had an opportunity to review additional documentation.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy and accuracy of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Okalla Corp.	Racing Around Wholesale, Inc.
Clyde Beattie, Corporate Secretary	Jack Ross, CEO
Phone: (403) 537-9940	Phone: (902) 468-9648
clyde.beattie@okalla.com	jack@sportsclick.ca

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities, or a solicitation of proxies, in any jurisdiction, including but not limited to, the United States. The Okalla Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Okalla's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Okalla. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Okalla's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Okalla's filings with the Canadian securities authorities. Accordingly, holders of Okalla shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Okalla disclaims any responsibility to update these forward-looking statements.